UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On December 2, 2008, Wavecom S.A. (“Wavecom” or “the Company”) issued the press releases attached hereto as Exhibit 99.1 and 99.2, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Joint press release issued by the Company and Sierra Wireless on December 2, 2008 entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal”

Exhibit 99.2	Press release issued by the Company on December 2, 2008 entitled “Notice to Wavecom Shareholders: Adjournment of the December 8, 2008 Combined Shareholders’ Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: December 2, 2008	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer